Exhibit 99.1

Silvercorp Metals Inc.

STOCK OPTION PLAN (2002)
(amended October 20, 2004, October 24, 2005, August 24, 2006, and August 12, 2009)

PART 1
INTERPRETATION

1.01	Definitions In this Plan the following words and phrases shall have the following meanings, namely:

(a)	“Board” means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by to Section 3.01 hereof;

(b)	“Company” means SILVERCORP METALS INC.;

(c)	“Consultant” means an individual who provides consulting, technical, management or other services to the Company or any of its subsidiaries, including a Service Provider as defined by The Toronto Stock Exchange, and who is permitted by Exchange Policy and by Securities Laws to receive, either directly or through a company, shares or options of the Company in exchange for services;

(d)	“Director” means any director of the Company or of any of its subsidiaries;

(e)	“Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(f)	“Exchange” means the The Toronto Stock Exchange;

(g)	“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of Options by the Company, as amended from time to time;

(h)	“Expiry Date” means not later than ten years from the date of grant of the Option or such shorter period as prescribed by the Exchange;

(i)	“Insider” has the meaning ascribed thereto in the Securities Act;

(j)	“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in Section 1.9 of Multilateral Instrument 62-104;

(k)	“Option” means a stock option to purchase Shares of the Company granted under this Plan.

(l)	“Option Agreement” has the meaning given to such term in Section 3.05 hereof;

(m)	“Option Price” means the closing market price for the Company’s Shares on the Exchange on the trading day prior to the date of grant of the Options;

(n)	“Officer” means any officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(o)	“Outstanding Issue” means the issued and outstanding Shares, as determined by Exchange Policy and by Securities Laws;

(p)	“Participants” has the meaning given to such term in Section 3.03 hereof;

(q)	“Plan” means this stock option plan as from time to time amended;

(r)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(s)	“Securities Laws” means the acts, policies, bylaws, rules and regulations of the Canadian securities commissions governing the granting of Options by the Company, as amended from time to time;

(t)	“Shares” means common shares of the Company.

1.02	Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01	Purpose The purpose of this Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Options granted under this Plan to purchase Shares.

PART 3
GRANTING OF OPTIONS

3.01	Administration This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02	Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03	Grant by Resolution The Board may, by resolution, designate eligible persons who are bona fide Employees, Consultants, Officers or Directors, or corporations employing or wholly owned by such Employee, Consultant, Officer or Director, to whom Options should be granted and specify the terms of such Options which shall be in accordance with Exchange Policy and Securities Laws (“Participants”).

3.04	Terms of Option The resolution of the Board shall specify the number of Shares that should be placed under Option to each such Employee, Consultant, Officer or Director, the Option Price to be paid for such Shares upon the exercise of each such Option, and the period, including any applicable vesting periods required by Exchange Policy, or by the Board or Committee, during which such Option may be exercised.

3.05	Written Agreement Every Option granted under this Plan shall be evidenced by a written agreement (the “Option Agreement”), containing such terms and conditions as are required by Exchange Policy and Securities Laws, between the Company and the optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01	Exercise Price The exercise price of an Option granted under this Plan shall not be less than the Option Price at the time of granting the Options.

4.02	Expiry Date Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date, except that in the circumstance where the end of the term of an Option falls within, or within two business days after the end of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company. In such circumstances, the end of the term of such Option shall be the tenth business day after the earlier of the end of such black out period, or, provided the black out period has ended, the Expiry Date.

4.03	Different Exercise Periods, Prices and Number The Board may, in its absolute discretion, upon granting an Option under this Plan and subject to the provisions of Section 6.03 hereof, specify a particular time period or periods following the date of granting the Option during which the optionee may exercise his Option to purchase Shares and may designate the exercise price and the number of Shares in respect of which such optionee may exercise his Option during each such time period.

4.04	Number of Shares The number of Shares reserved for issuance to any one person pursuant to Options granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the Options.

4.05	Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any Option not exercised prior to such termination within a period of 90 calendar days after the date of termination, or such shorter period as may be set out in the optionee’s Option Agreement.

4.06	Death of Optionee If a Director, Officer, Consultant or Employee dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the expiry date of the Option, exercise that portion of an Option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

4.07	Assignment No Option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any Option granted to him hereunder to a trust, RRSP, RESP or similar legal entity established by such optionee.

4.08	Notice Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.09	Payment Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an optionee on exercise of an Option shall be paid for in full at the time of their purchase.

4.10	Options to Employees, Consultants or Management Company Employees In the case of Options granted to Employees, Consultants or Management Company Employees, the optionee must be a bona-fide Employee, Consultant or Management Company Employee, as the case may be, of the Company or its subsidiary.

PART 5
RESERVE OF SHARES FOR OPTIONS

5.01	Sufficient Authorized Shares to be Reserved Whenever the Notice of Articles or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options granted under this Plan. Shares that were the subject of Options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under this Plan. If any Option has been exercised, the number of Shares into which such Option was exercised shall become available to be issued upon the exercise of Options subsequently granted under the Plan.

5.02	Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to Options granted under this Plan, inclusive of all other stock options outstanding shall be equal to ten per cent (10%) of the Outstanding Issue, from time to time.

5.03	Maximum Number of Shares Reserved Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result, at any time, in:

(a)	the number of Shares (i) issued to Insiders, within any one year period, and (ii) issuable to Insiders, at any time, exceeding 10% of the Outstanding Issue;

(b)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue; or

(c)	if required by Exchange Policy or Securities Laws, the issuance to Consultants of a number of Shares exceeding 2% of the Outstanding Issue.

PART 6
CHANGES IN OPTIONS

6.01	Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option shall be adjusted accordingly.

6.02	Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03	Effect of a Take-Over Bid If a bona fide offer ( an “Offer”) for Shares is made to the optionee or to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all Shares subject to such Option (“Option Shares”) will become Vested and the Option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein including any extensions thereof; or

(b)	all of the Option Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to section 4.03 shall be reinstated. If any Option Shares are returned to the Company under this section 6.03, the Company shall immediately refund the exercise price to the optionee for such Option Shares.

6.04	Acceleration of Expiry Date If at any time when an Option granted under the Plan remains unexercised with respect to any unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

6.05	Effect of a Change of Control If a Change of Control (as defined below) occurs, all Option Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the optionee. “Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

PART 7
SECURITIES LAWS AND EXCHANGE POLICIES

7.01	Exchange's Rules and Policies Apply This Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of Options shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant Options pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 8
AMENDMENT OF PLAN

8.01	Board May Amend Subject to Section 8.03 hereof, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Option Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c)	to change any vesting provisions of Options;

(d)	to change the termination provisions of the Options or the Plan;

(e)	to change the persons who qualify as eligible Participants under the Plan;

(f)	to add a cashless exercise feature to the Plan;

(g)	to add or change provisions relating to any form of financial assistance provided by the Issuer to Participants that would facilitate the purchase of securities under the Plan;

(h)	to extend the term of any Option previously granted under the Plan to non-Insiders; and

(i)	to reduce the exercise price of any Option previously granted under the Plan to non-Insiders,

provided, however, that: no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such Participant under the Plan.

8.02	Termination The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Option or materially impair any right of any Participant pursuant to any Option granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Issuer, such Options and such Participants shall continue to be governed by the provisions of this Plan.

8.03	Amendments Requiring Shareholder Approval. Shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(a)	an increase in the number of shares issuable under Options granted pursuant to the Plan;

(b)	a reduction in the exercise price of an Option granted to an Insider of the Company; or

(c)	an extension of the term of an Option granted under the Plan benefiting an Insider of the Company.

PART 9
EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

9.01	Other Options Not Affected This Plan is in addition to any other existing stock options granted prior to and outstanding as at the date of this Plan and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 10
OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.01	No Rights Until Option Exercised An optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to him upon exercise of an Option.

PART 11
EFFECTIVE DATE OF PLAN

11.01	Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company, however, Options may be granted under this Plan prior to the receipt of approval by shareholders and acceptance from the Exchange.

DATE OF PLAN: November 14, 2002
AMENDED: October 20, 2004; October 24, 2005, August 24, 2006, and August 12, 2009.